IMMERSED

2022 Report

Dear investors,

$70M as Immersed goes public! 🚀

Subject to SEC approval

We're opening a FINAL crowdfund

We've signed a term sheet with a global VC firm to execute our vision to disrupt and lead the Enterprise AI space.

Immersed has publicly announced its intention to merge with Maquia Acquisition Corp to become a public company.

Immersed has raised $12M to date.

We need your help!

Share Immersed's new crowdfunding campaign with family and friends since it will be the last opportunity for people to invest before Immersed goes public (subject to SEC approval)! Also, check out visor.com and share it with everyone you know since it will be the world's first work-optimized headset for anyone who uses a laptop for work! As Immersed heads towards becoming a public company, we would love more introductions for company decision-makers who would love to try Immersed and Visor for their teams.

Sincerely,

Renji Bijoy

Founder & CEO/CTO

Our Mission

We want to be the DEFINITION of what it means to "go to work" where people put on a pair of "Facebook Glasses" or "Apple Glasses" a few years from now and teleport to their virtual office using Immersed.

See our full profile

How did we do this year?

Report Card

A+

The Good

Acquired investor interest so that Immersed can go public.

We are now collaborating with Intel, Qualcomm, and a top AR/VR tech giant (more will be disclosed soon).

The Bad

Legacy hardware user churn. Headsets are too bulky.

Sunsetted previous subscription model for a new business model, so there's a temporary lapse in revenue.

Development & announcement of the Immersed Visor (visor.com).

Prototyped "Virtual HQ" concept, but didn't bring it to production yet.

2022 At a Glance

January 1 to December 31

$323,077 +60%
Revenue

-$5,953,404
Net Loss

$1,268,592 +10X
Short Term Debt

$0
Raised in 2022

$529,344
Cash on Hand
As of 07/23/23

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

AR/VR startup

Every software development team I've ever been on or led has had the issue of video-conferencing/chat just not being the same as working together in-person, side-by-side, whiteboarding, pair-programming, etc. We want to solve this problem, not because we love remote work, but because we hate it and want to make remote work more like in-person.

We make Virtual Reality offices for distributed teams. Users have 5 virtual screens + a virtual whiteboard in a distraction-free, private virtual office, and their co-workers can teleport into each other's virtual offices to share screens and whiteboard together when needed.

We want to be the DEFINITION of what it means to "go to work" where people put on a pair of "Facebook Glasses" or "Apple Glasses" a few years from now and teleport to their virtual office using Immersed.

Milestones

Immersed Inc. was incorporated in the State of Delaware in January 2017.

Since then, we have:

- 🤖 Immersed's building Curator, an AI trained for work productivity (alpha testing later this year).

- 🥽 Immersed's building a work-optimized Visor with an undisclosed tech giant. More at Visor.com

- ✨ Seen on: Time, The New Yorker, Forbes, Fortune, Yahoo Finance, Bloomberg TV, etc.

- 🤯 Immersed is the MOST used spatial computing software. Users spent over 1.2 millennia in Immersed!

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $323,077 compared to the year ended December 31, 2021, when the Company had revenues of $202,119

- *Assets*. As of December 31, 2022, the Company had total assets of $3,801,739, including $2,491,953 in cash. As of December 31, 2021, the Company had $7,009,786 in total assets, including $6,864,753 in cash.

- *Net Loss*. The Company has had net losses of $5,953,404 and net losses of $3,945,029 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $1,605,973 for the fiscal year ended December 31, 2022 and $113,592 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $55,356 in debt, $8,258,227 in equity, $1,905,000 in convertibles, and $1,118,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to

perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Immersed Inc. cash in hand is $529,343.71, as of July 2023. Over the last three months, revenues have averaged $16,139/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $303,308/month, for an average burn rate of $287,169 per month. Our intent is to be profitable in 8 months.

Our audited financials go through 12/31/22. Since then we have pivoted toward developing our own AR/VR headset. We will continue to develop AR/VR work app while developing the headset.

We expect revenues to increase to about $30k-$40k/month once our app's new paid pro mode launches in August/September (which offers additional features). We will need to utilize about $2M to develop our own work-focused AR/VR headset and will begin to see revenues generated from sale of the headset in 2024.

We are not profitable and are allocating capital into developing our own work-focused AR/VR headset. We expect to become profitable in ~3 years.

We are closing convertible notes in tandem with this campaign with strategic angel investors and VCs.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -1,843% **Gross Margin: 100%** **Return on Assets: -157%** **Earnings per Share: -$496,117.00** **Revenue per Employee: $12,426** **Cash to Assets: 66%** **Revenue to Receivables: 2,381%** **Debt Ratio: 42%**

Immersed_Inc_2022_Financial_Statements___Audit_Report__1_.pdf

We ❤ Our 2886 Investors

Thank You For Believing In Us

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Natasa Buntic	Nicholas Airdo	Arun Ramachandran	Charles Caldwell	Equislaure Gabriel	Julian Fiatoa	Lisa Cheney
Sheikh Sadiq	Griffin Feller	Seth Linkhart	Brad Hayden	Jordan Paul	Joshua Kurian	Joseph Solomon
Joseph Thottukadavil	Keithland Levy	Jahvon Exodus	Ryan Gardner	Ashutosh Goyal	Bekir Atahan	Olubunmi Osanyinpeju
Jitendra Chaudhari	Thomas Pozuc	John Cowan	Mike Goodman	John Kobe	Loic Konan	Charlotte Avila
Sina Younesi	Ryan Nash	Christopher Prellwitz	Nick Dwyer	Mohammad Obeidallah	Matthew Scherer	Arione Williams
Pradeep Singh	Jabari Hendricks	Felipe Albuquerque Rotil...	Cindy Yang	Brian Murphy	Hai Hoang Von	Chambria Dalhouse
Eero Pikat	David Stephen Bateman	Tulsi Patel	Alexander Kurikeshu	Anil P Jacob	Devd Bemoras	Cristian Nicolaescu
Praval Panwar	Evet Campbell	Kilolo Stritzinger	Jean-Paul Mugrditchian	Manuel Zariquiey Rubio	Ethan So	Danika Salmon
Dan Revel	Heather Connell	Desirae Parette	Natraj Sarma	Jeff Addison	Tracee Robinson	James Collins
Tina Tehoda	Juan Velasquez	Nhi Hua	Venkata Kakarla	Etinosa Agbonwaneten	Duane Soos	Mariya Pak
Sarvesh Sharma	Michael Kunkel	Paul Patterson	Midhun Thomas	Folasade Olupitan	Padam L Dhaurali	Gyver Vick
Vin Sern Lim	Jason Ault	Charmaine Batayola	William Sasson	Lance Johnson	Victor Nieto	Guoming XU
Sumanth Mattapalli	Marianida D Concepcion	Brandon Zimmerman	Albertico Maduro	Amit Poudel	Chukwuoma Ngoka	Angelo Romero
Jacob Carter	Rogelio Giraldo	Stephen Giordano	Rod Hooker	Khalid Rasti	Benjamin Ziegner	Anil Kumar
Vishal Arya	Suresh Dande	David Mathew	Md Shahadat Hossain	Ravishankar Vittoba	Jobin Abraham	Emanuel Russom
Bankole Segun Dele	Charles L Barthalow	James Wilson	Kameran Hildreth	Andrew Lee Rutherford	Austin Parker	Melissa Chapman
Haitham Aldawas	Jose Muniz	Steve Mathew	Denise Neary	Michael Gazda	Paolo Rodriguez	Pedro Dupouy
Lance Shaffer	Darlene DeMoss	Christopher Guillou	Cheryl Ririe	Lijo Koshy	Qiana Coleman	Dinh Quang Le
Heldana Tewodros	Nathanael Tewodros	Ezinwanne Akparu	Oommen Chacko	Manouchehr ZOLFAGHAR...	Frank Wright	Khim Khith
Patricia Jiles	Jorge Arturo Sánchez Par...	David Segalla	Noel Thiesing	Diane Daniels	Farzana Kabir	Megan Baghaturia
Christopher George	Dapo Lediju	Susan Schlatholt	Pratik V Bauve	Victor Daniel Muñoz	Eric Daniel Townsend	Brett Prince
Bachubhai Patel	Alain Lile	Dawn Elford	Durga Ravindra	Riley Boeth	Douglas Scott	Akanksha Agarwal
Scott Wilson	Christopher Dean	Heejoon Um	Lori Gi	Sopheap Khith	Lawrence Chong	Shelly Segalla
Andrew Pitakos	Zaneta G	Sean Koshy	Hudson Hong	Jeremy John	Jan Denk	Craig A Savery
Anthony Scavone	Eu Tica Fields	Jorge Andrés Larracoech...	Greg Gonzales	Sheena Manalel	Evrim Taskiran	Karthik Gopalakrishnan
Rakin HAQUE	Paul Emmitt	Eric Mollison	Nicholas Fitzpatrick	Zara A Perumal	Bryce H SMITH	Eduardo Mora
John Renals	T Scott Wolford	Casey Swearingen	Paul Rubillo	Steven K Havens	Joseph Park	Marc Livernois
David Kranz	John V	Jack Route	James D DeShong	Chang Lay Koh	Kim Malone	Rodney Wright
Brian Lester	Curt Garner	Glenn Brandon	Nilsa Luna	Arindam Banerjee	Mark Shah	James Donohue
Javier Martinez	Daniel Johnson	Marko Kudjerski	Moumita Ghatak	David Loule	Jaimie Shores	Kyle Kroeger
Jan Brusko	Cristian Jesus Gomez Cas...	Michael Freda	Jennifer Grek	Dan Braem	David Avasthi	Chad Strauss
John Chen	Winston Griffin	Trang Ho	Marvin Rauch	Philip Elie	Kevin Yoder	Wilfred Tso
Mark Horvath	Siby Oommen	Jacob Schomaker	Michael Weimar	Michael MCGINNIS	Ayman Anabtawi	David Huang
John Mead	Asad Ali	Hugh Brownlee	Yung Hsiang Shen	David Chalmers	Jessica Ho	Scott Bieda
Benjamin Arthungal	Anish Jhaveri	Rajesh Tibrewal	Jesse Popoff	Ronald Holman	Kirsten Popoff	Sarita Avery
Massimo Mazziotti	Samuel Kim	Jonathan Elie	Stephen Hightower	Vishwanathan Ramamurthy	Aaron Hornyak	John C. Vande Gevel
Aaron N. Carmichael	Brandon Bieda	Dung Tran	Nathan Bieda	Tom Williams	Alexander W Staab	Jeffrey Bassett
Jeffrey S. Hemren	Chung En Huang	Romano Zampierollo	Timothy McCollough	Prashant Sateskar	Jonathan Young	Anita Mitchell
Youyou Lu	Tyler Tingstrom	Skyler Hester	Fidelis Doh	Kevin Matsuura	Khang Chau	Minh Cang
Jonas Hines	John Odulio	Chris Carter	Nicholas Kartos	Jon Billman	Alexander Koppisch	Christian Oevermann
Sebastian Tillmanns	Clayborn Taylor	Matteo Galimberti	Sunil Bhatia	Venus Coons	Charles E Kirkendall III	Jose A Gelpi
Rajesh Hazari	Kenedi Hall	Gary Gilbert	Michael Kawas	Ryuji Morishita	Phong Lam	Steve Smith
Raul Ochoa	Sonja Palmer	Brett Fox	Lai T. Nguyen	Alex Franco	Jesse Darron Smith	Pejman Eslami MOKRI
Khary Gray	Paulius Jurėnas	Paul Skillen	Joseph Bynum	Antonio Betancourt	Mohit Kumar	Hubbard Galbraith
Ram Prakash	Lamardo Davis	Jack Sullivan	Sherry Nicholas	Deepak Patil	Venkatesh Hiware	Arvin Shirinyans
Scott Holbrook	Ezekiel ASHAMU	James Noonan	Alexander Ho	Hans Ulrich Elsner	Alexandru Dobre	Richard Ho
Bettie F Stieglitz	Tami L Wolf	Steve Akins	Larry Lyday	Tammy Deardeuff	Joseph Cho	Amanda Molina
Eric Trejo	Ramesh Kumar	James Weber	Charles Robert McLellan	Luis Eduardo Perez	Sean Bolding	Jianmin Wang
Jeannette Paxia	Daniel Oh	Mario Mosser	Caleb Janney	Isaac Lee	Darrell Fitzgerald	Ronn Mercado
Marc Russell	Aniya Rodriguez	Ayesha Hayat Khan	Hariprasad Kantubhukta	Krishna Vonzon Lama	Debra Kuo	Janyaporn Miller
Kailas Deshmukh	Jagruti Patel DDS	Theodore Woodstock	Daniel Ryan DAY	Mary Bui	Bret Plante	Jason Nagler
Mitchell Gosvener	Prabu Devanesan	Cory Waletzko	Lawrence Beavers	Javed Abulkalam	Charles Kelly Jr	Christopher Carr
Niranjan Kavitkar	Matthew Armistead	Michael A. Mohr	Suby Sadan	Anthony Ostrea	Srinivasan Gudapati	Tobin Jacob
Johnson Oluwatosin Olu...	Alexandra MacLean	Ryan Humphreys	Shalonda Green	Nick Fischer	Casey Fetzer	Timothy Monley
Justin Ramos	Cody Ramos	Melissa Boerst	Harinatha Raja	Karina Ciriaco	Humbert Macias	Shana Hammen
Drew Gregory	Maiyaki Umar	Jacqueline Bennett	Samuel Munoz	Robert Rosenbloom	Rosangela DiMonte	Stephen B. Reid
Harvey Waletzko	Samson A. Henrilus	Muhammad Hafeez	Fanglin Huang	Donta Gans	Claudia B Schwartz	Dina Stillitano
Benjamin Peters	Denton Cassidy	Joshua Ryan	Joshlyn John	Nickaih Newell	Love Srivastava	Mark Shah
Ricardo Molina	Cody Breasseale	Jonas Klink	Thomas Gardner	Navjot Kaur	Mathew Koshy	Lillian McGeehon
Gregory Hilty	Amanda Lee	Felipe De Jesus Robles C...	Joel Vega	Payam Pourjavad	Desiree Miller	Joel Varghese
Kiran Golukonda	Wayne Pitter	Clyde Cox	Brett Smith	Lorraine West	Daniel Riveramedina	Franklin E Njubigbo
Robert Becker	Shreekanth Kyatsandra	Yolanda Merriman	Randy Lo	Julian Grace	Grace Collier	John Oh
Michael Zachary Davis	Tamara Jordan	Oleksii Toporkov	Steve Kwak	Mitchel Noble	Jorge Emilio Robleto Ibar...	Adhitya Bhatia
Todd Morris	Mehdi Khan	Muyeedul Hoque	Daniel Orta	Majesty KIDD	Ivan Sakotic	Darin Brockman
John Deren Gibson	Rick Mouer	Jasmine Parker	Thomas Schiltz	Brad Bauerkemper	Tim Carmon	Majesty M KIDD
Bryant Boon	John Bennett	Rodrigo Motta	Dan Yim	Bryton Kim	Dipendra Tiwari	Benson Samuel
Rushil Ramachandran	Priya Jacob	Amy Thompson	Jerry Davis	Bartley S Weddington	Jeanmarie Ramos	Lovely Shine
Stephy Thota	Aaron Chester Saari	James Zeisweiss	Jeffrey Allen Ceglarek	Loretha Pennix	Igor Yakubov	Rhizza Adams
Shaun Skubal	Nicholas Brown	Varughese Kurian	Myles Kidd	Brenda Osorio	Steve Willis	Charles Mokuolu
Danielle Illing	John Daniel	Michael Teske	Nakiela Watson	Albert Zhang	Frantz PetitFrere	Cheyanne Kinf
Chris Franklin	Thomas Martin	Gianfranco Giannella	Leonard Barber	Christian Wohlfeil	Murali K Bandaru	John Griffiths
Brian Cooke	Akash Jain	Prateek Amar	Paul Kuehne	James T Jewett II	Frank C Chan	George Galanis
Jason Spitz	Michael Yun	Johnny Pan	Himanshu Sharma	Andres Reyes Gebhart	Marc Saddik	Sam He
Rajesh Sansi	Juksel Gabriel	Jean Pierre Mobasser	Alan Regala	Ding Wooi Diong	Steven Browning	Kar Lun D. Ng
Martin Batek	Tim Amundson	Anthony Jackman	Scott Gilger	Sakthivell Vijayakumar	Arun K Subramanian	Cory Greak
Mark Divine	Graham Wilson	Basil Joseph	Shanmuga Ramadoss	Christopher Queitsch	Felix Faulhaber	Shaji Daniel
Mark Jessan Hutchison-Q...	Allen Henry Balch	Mariska Mulder	Justin George	Charles Hardesty	Bryan Van Vranken	Prince Kumar
Roberto Torrent	Ramez Mourad	Burak Memis	Amy OBrien	Laura Garcia Aguirre	Jason Adamcik	Kirk Crenshaw
Eric Glidden	Anne Oshman	Francis Liu	David Lucas	Rob Konclus	Martin Nwosu	Anthony Runnels
Kim M Peterson	Sarah Zhou	William Edwards	Richard Koncius	Rajamani Ganesh	Michael Tobin	Alan Gardenhire
Jacob Simon	Sajan Johnson	Mohammed S ALSAHIL	John Hanger	Polly Hammond	John John	Phil Hung NGUYEN
Jay Woodstock	Zach Johnson	Cecil Mathew	Cyril Cheriyan	Anita Roxanne Benner	Candice Woodring	Marius Kubilius
Matt Cooper	Drew Spennato	Shariq Mirza	King Tomlinson	Beulah Abraham	S. Matthews	Michael GilletteBerg
Marisa Trapani	Katie Powers					

Thank You!

From the Immersed Team



Renji Bijoy

Founder & CEO/CTO



Joe B

VP of XR Development

Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR development programs.



Josh K

Head of Content

10+ years experience in creating content & product strategy, Director of Photography for award winning Amazon film "Dreamin' in a Dream" which amassed 4M+ views across content created.



Vik P

Director of R&D Partnerships

Photonics R&D @ MagicLeap. XR Researcher @ MIT Media Lab, led MIT Hyperloop team to win SpaceX Hyperloop Competition, Director of Engineering & AI @ $30B company



Sarah B

Director of Accounting / Controller

Valedictorian of graduating class of 500 students, Magna cum laude in continued education (full academic scholarship), former Auditor from EY (Big 4 accounting firm), 4 years of startup focused Accounting + Finance experience.



Tatsuya Y

Mac & Linux Developer

Lead developer for kernel-level architecture and optimization at a Y Combinator startup, and created the world's fastest multi-monitor streaming tech for mobile platforms.



Alberto J

SVP of Immersed Applications

10+ years in CTO positions at international startups & large companies. Managed 30+ remote workforce. Lead tech transformations: road-map, budgeting, and security compliance. Hard skills in Cloud, Big Data, ML, DevOPs, & scalable architectures.



Romeo C.

Director of AI

4.0 GPA in Georgia Tech's AI Master's Program. Advisor for Udacity's AI Courses, saved Ecuador's largest Enterprise Bank $40M in annual spend using AI. Has over 15+ of industry experience in program management, AI engineering, and data analytics.



Mitu K.

Test Engineer

Unity-certified programmer with 5+ years of industry experience and software test engineering focus.



Pablo V

CV/ML Developer

Built cutting-edge hand pose-estimation tech, and graduated from one of the world's most competitive online Computer Vision programs.



Caleb T

Director of Operations

10 years of HR & building software engineering teams, most recently at Google, Indeed, and as a people manager at Meta. Led one of the top-performing recruiting teams at Facebook from 2019-2020.



Juli R.

Technical Recruiter

Previously exited startup. 10+ years of HR and financial services advising clients on cash management. Most recently has focused on recruiting in the blockchain and spatial computing industries.



Kennedy K.

Technical Recruiter

MBA graduate with 5 years of project management and recruiting experience in business and technology-focused roles.



Alan C

Technical 3D Artist

20 years of experience in technical game development and R&D. Built game engines from scratch, integrated numerous technologies, and worked with a dozen different game engines.



Scott S

PC Developer

Windows developer since 1988, one of the top experts in C/C++/C# in the world, has led innovative technical teams at Hewlett-Packard, and has started his own startup.



Ryan Y.

Head of Partnerships & Commercialization

President's club sales leader. Now leading Immersed's community management efforts building an engaged and thriving user base.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Renji Bijoy	CEO @ Immersed Inc.	2017

Officers

OFFICER	TITLE	JOINED
Renji Bijoy	CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Renji Bijoy	4,000,000 Common Shares	30.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2017	$50,000		Section 4(a)(2)
06/2017	$20,000	Common Stock	Section 4(a)(2)
07/2017	$100,000		Section 4(a)(2)
11/2017	$340,000		Section 4(a)(2)
10/2018	$265,000		Section 4(a)(2)
04/2020	$55,356		Section 4(a)(2)
04/2020	$950,000		Section 4(a)(2)
05/2020	$50,000	Safe	Section 4(a)(2)
08/2020	$1,068,000		4(a)(6)
10/2020	$200,000		Section 4(a)(2)
03/2021	$653,516		506(c)
04/2021	$3,775,965		4(a)(6)
04/2021	$3,708,749		506(c)
05/2021	$99,997	Preferred Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
01/24/2017	$50,000	5.0%	25.0%	None	05/17/2021
07/14/2017	$100,000	5.0%	20.0%	$3,000,000	05/17/2021
11/17/2017	$340,000	5.0%	20.0%	$4,000,000	05/17/2021
10/18/2018	$265,000	5.0%	20.0%	$6,000,000	05/17/2021
04/23/2020	$950,000	5.0%	20.0%	$7,000,000	05/17/2021
10/23/2020	$200,000	5.0%	20.0%	$7,000,000	05/17/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SBA	04/21/2020	$55,356	$0	1.0%	04/26/2021	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	23,000,000	4,645,233	Yes
Preferred	8,950,000	8,315,264	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	16,662,198

Risks

We have never declared or paid cash dividends on our securities. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future.

Our management will have considerable discretion over the use of proceeds from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable

return. The failure by our management to apply these funds effectively could harm our business. Furthermore, you will have no direct say on how our management allocates the net proceeds of this offering. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

The market price of our securities is indeterminable because there is no existing market for our securities, and will be highly volatile and will fluctuate substantially due to many factors, including:

· market acceptance of our product;

· market conditions in the technology sector or the economy as a whole;

· announcements of the introduction of new products by us or our competitors;

· product development milestones;

· our ability to protect our intellectual property;

· litigation or any product liability allegations, investigation or claims;

· additions or departures of key personnel;

· developments concerning current or future strategic collaborations; and

· discussion of us or our stock price by the financial and scientific press and in online investor communities.

There is no existing market for our securities and we do not know if one will develop to provide you with adequate liquidity. Even if a market does develop following this offering, the stock prices in the market may not exceed the offering price. We cannot assure you that an active trading market for our securities will develop following this offering, or if it does develop, it may not be maintained. Our stock may be subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control and may prevent our stockholders from reselling our securities at a profit.

Our significant stockholders may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support. Our founder, Renji Bijoy, and our significant stockholder, Soveign's Capital, will hold a majority of the our voting shares of capital stock. Their large ownership stake may allow them to exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support, including amendments to our amended and restated certificate of incorporation, election of our board of directors, removal of any of our directors, adoption of measures that could delay or prevent a change in control or impede a merger, takeover, or other business combination involving us, and approval of other major corporate transactions.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. In addition to this offering we are concurrently raising up to an additional $8.9 million through private placement offerings under the exemption from registration under Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended. Subsequently and until such time, if ever, as we can generate substantial revenue, we may finance our cash needs through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

As an investor, you may lose a portion or all of your investment. Investing in our securities involves a high degree of risk. As an investor, you may never recoup all, or even part, of your investment and you may never realize any return on your investment. You must be prepared to lose all of your investment.

The SEC recently approved amendments to Regulation Crowdfunding in which the fundraising limit for crowdfunding issuers will be increased from $1.07 million during a 12-month period to $5 million during a 12-month period. These amendments will take effect 60 days after the publication in the Federal Register. The Company reserves the right to increase the Maximum Fundraise Target once such amendments take effect. If the Company increases the Maximum Fundraising Target, investments made prior to such limit increase may be diluted accordingly.

The long-term success of Immersed will depend on the tech giants continuing to spend billions of dollars into research and development for the next generation of computing devices (VR headsets or AR glasses). We believe it is inevitable, but this is still technically an assumption.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Headset manufacturers can technically limit the capabilities allowed for developers (like ourselves) to access for the proliferation of our product, but this is why it's important to diversify the platforms we are on.

Since we are currently only available on the Oculus Quest and Quest 2 (with a couple more headset integrations currently underway), we're currently relying on Facebook/HTC/Microsoft for distribution, but we are planning to be on even more devices in the future.

Most VR App Stores are primarily made up of gamers who generally don't like paying for subscriptions, but Immersed is a productivity app that requires a subscription. But so far, we've been successful at conveying the message that it is not a game, and instead, it helps users be more productive.

If remote work does not continue to increase, that puts a limit on the number of users Immersed could acquire, but given the current pandemic with COVID and the significant increase in remote work, this is unlikely.

The cost of VR hardware can potentially take several years to come down for it to be accessible for the broader mass market. The Oculus Go ($150), was a good first start to show it's possible, but we will see what the future headset pricing points look like.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Immersed Inc.

- Delaware Corporation
- Organized January 2017
- 26 employees

PO Box 40681
Austin TX 78704

https://immersed.com

Business Description

Business Description

Refer to the Immersed profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Immersed has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.